Exhibit 11.1

RADCOM LTD.

INSIDER TRADING POLICY

AND GUIDELINES WITH RESPECT TO CERTAIN TRANSACTIONS IN COMPANY SECURITIES

Amended and Restated on November 9, 2022

This Insider Trading Policy (the “Policy”) provides guidelines to employees, directors, officers, consultants and service providers of RADCOM Ltd., an Israeli public company (the “Company”) and other related parties thereto, with respect to transactions in the Company's securities.

The Company has adopted this Policy in order to ensure compliance with securities laws and to avoid improper conduct by anyone associated with the Company. Failure to comply with these procedures could result in a serious violation of the securities laws, which may lead to civil penalties and criminal fines and imprisonment, as well as adverse impact on the Company’s public reputation.

The Company has appointed its Chief Financial Officer, or in its absence, the General Counsel (the “Compliance Officer,” as the case may be), as the Company’s Insider Trading Compliance Officer.

For the purposes of this Policy, an “Insider” means each of the Company’s and its subsidiaries’ officers, directors, employees, consultants and contractors who receive or have access to Material Nonpublic Information regarding the Company (as defined in Section 3 below), and any of their immediate families members, household members, or other family members living with them or who are supported by them.

“Trade(ing)” means conducting transactions involving the purchase or sale of the Company's securities.

“Trading Day” means a day on which the Nasdaq Capital Market is open for trading.

1.	Blackout Period

The period beginning two weeks before the end of the last month of each calendar quarter and ending on the Trading Day following the date of public disclosure of the financial results for that quarter (a “Blackout Period”), is a particularly sensitive period for transactions in the Company's shares from the perspective of compliance with applicable securities laws.

All directors, officers and employees shall refrain from Trading during a Blackout Period. The Company may provide advance notice before the beginning and ending of such Blackout Period.

2.	Trade Restrictions While in Possession of Material Nonpublic Information

In addition to any Blackout Period, it is illegal for any person to trade while in possession of Material Nonpublic Information (as defined in Section 3 below).

No Insider shall Trade from the time that it first receives Material Nonpublic Information concerning the Company. Upon the close of business on the Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material, as determined by the Compliance Officer, Trading may resume.

Every Insider has the individual responsibility to comply with this Policy, regardless of whether the Company imposed a blackout period to that person or any other Insiders of the Company.

Additional restrictions as specified in Appendix A attached hereto may apply to Access Insiders (as defined therein).

3.	Definition of Material Nonpublic Information

Material Nonpublic Information is information which is significant, and that has not been disclosed or otherwise made available to the general public by the Company.

Information should be regarded as material if (1) a reasonable person would consider it important in making an investment decision regarding the purchase or sale of the Company's securities or (2) the information, if made public, would likely affect the market price of the Company's securities.

Examples of information which is deemed to be material include: financial results, projections of future earnings or losses, news of a pending or proposed merger or acquisition, new product or project announcements of a significant nature, entry into a material agreement with a customer, expansion or curtailment of operations or the gain or loss of a substantial customer, changes in control of the Company or major changes in senior management, significant new joint ventures, alliances, or strategic partnerships, impending bankruptcy or financial liquidity problems, significant product defects or modifications, events regarding the Company’s securities (e.g. stock splits, repurchases, or changes in dividend policy), significant litigation exposure due to actual or threatened litigation, significant actions by regulatory bodies, events of cybersecurity breaches, cyber-attacks and demands for ransom.

You should presume that information is nonpublic unless you can point to its official release by the Company in at least one of the following ways: (1) Information contained in publicly available documents filed with securities regulatory authorities (e.g., filings with the SEC); (2) Issuance of press releases; or (3) Meetings with members of the press and the public.

4.	Unauthorized Disclosure of Nonpublic Information

It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the work-place and the misuse of Material Nonpublic Information in securities trading.

No Insider shall disclose (sometimes called a “Tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit or to avoid loss by trading in the securities of companies to which such information relates. No Insider shall make recommendations or express opinions based on Material Nonpublic Information as to trading in the Company's securities.

The prohibition of the disclosure of Material Nonpublic Information applies to all contacts made within and outside the Company. Care should be taken to prevent the disclosure of Material Nonpublic Information during all contact including phone calls and casual conversation. In case of a doubt whether information falls into the category of Material Nonpublic Information, then the information should not be disclosed. Any disclosure intention should be approved in advance by the Compliance Officer.

5.	Certain Exceptions

For purposes of this Policy, the Company considers that the exercise of share options for cash under the Company's share option plans in effect at the time of the adoption of this Policy and that may be adopted in the future (but not the sale of any such shares) is exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan. In addition, bona fide gifts of securities are not deemed to be transactions for the purposes of this Policy, subject to the circumstances surrounding each gift, as shall be clarified by the Compliance Officer.

For information regarding Qualified Plan, please refer to Appendix B attached hereto.

6.	Potential Criminal and Civil Liability and/or Disciplinary Action

A. Liability for Insider Trading. In the United States and many other countries, the personal consequences to an Insider of illegally trading securities while in possession, or on the basis of, Material Nonpublic Information can be severe.

If you are located or engaged in dealings outside the U.S., be aware that laws regarding insider trading and similar offenses differ from country to country. Employees must abide by the laws in the country where located. However, you are required to comply with this Policy even if local law is less restrictive. If a local law conflicts with this Policy, you must consult the Compliance Officer.

B. Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “Tippee”) to whom they have disclosed Material Nonpublic Information or any person to whom the Tippee discloses such Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company's securities. The civil penalties and criminal sanctions for tipping by an Insider are the same as the ones for an Insider conducting insider trading, even if the disclosing person did not profit from the trading.

C. Possible Disciplinary Actions. The seriousness of securities law violations is reflected in the penalties and criminal sanctions such violations carry. These violations may also create negative publicity for the Company and a director's resignation may be sought, or an officer or other employee will be subject to possible Company disciplinary action including ineligibility for future participation in the Company's equity incentive plans or termination of employment.

7.	Inquiries

All Insiders should review this Policy carefully and contact the Compliance Officer at insider@radcom.com or legal@radcom.com if they have a question or concern that a contemplated transaction in the Company's securities might not conform with this Policy.

Acknowledgement

I have received, read and understand the Insider Trading Policy and Guidelines with Respect to Certain Transactions in Company Securities of RADCOM Ltd., a copy of which is attached hereto, and agree to comply with the provisions thereof.

Date: _______________

Signature

Name

Title

Appendix A

Additional Information for Directors, Officers and Certain Employees with Routine Access to Material Nonpublic information

A.	Special Restrictions on Access Insiders.

This Policy imposes additional restrictions upon Access Insiders, because of their routine access to Material Nonpublic Information. “Access Insiders” are: (1) members of the Board of Directors, (2) the executive officers and members of the Company’s leadership team, (3) the General Counsel, (4) controllers and members of the finance team, and (5) employees involved in investor relations activities of the Company.

In addition, other employees of the Company who have routine access to Material Nonpublic Information as determined by the Compliance Officer, who were notified that these additional restrictions apply to them shall also be Access Insiders until otherwise determined by the Compliance Officer.

All Access Insiders should take special precautions to ensure that they are not Trading in the Company's securities while they are exposed to Material Non-Public Information. In case of a doubt, they must verify with the Compliance Officer in advance, on their ability to engage such Trading.

For the avoidance of doubt, this paragraph shall not apply to a Qualified Plan, after it has been set up.

B.	Rule 144

Each officer and director should ensure its compliance with Rule 144 under the U.S. Securities Act of 1933, as amended (“Rule 144”), which contains guidelines for the sale of privately issued shares and sales by affiliates of the Company, if such sales are not covered by an effective registration statement, to the extent applicable. In case of a doubt, they are requested to contact the Compliance Officer for further guidance.

The practical effect of Rule 144 is that directors and officers who sell the Company’s securities may be required to comply with certain requirements including volume limitation and manner of sale and SEC filing requirements. For instance, the volume limitation of shares sales by the holder during each three-month period is limited to an amount of securities equal to the greater of:

i.	one percent of the number of shares of common stock outstanding, based upon the Company’s presently outstanding shares (i.e., 146,000 as of September 30, 2022); or

ii.	the average reported weekly trading volume during the four calendar weeks preceding the date placing the order to sell.

Appendix B

Information regarding Qualified Plan

The restrictions in this Policy shall not apply to purchases or sales made pursuant to a Qualified Plan. For purposes of this exception, a “Qualified Plan” is a written plan for purchasing or selling the Company's securities which meets each of the following requirements: (1) the plan is adopted by the Insider outside of a Blackout Period; (2) the plan is adopted in good faith by the Insider when he or she is not in possession of material non-public information; (3) the plan is adhered to strictly by the Insider; (4) the plan either (a) specifies the amount of securities to be purchased or sold and the date on which the securities are to be purchased or sold, (b) includes a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold, or (c) does not permit the Insider to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who, pursuant to the plan, does exercise such influence must not have been aware of the material nonpublic information when doing so; and (5) at the time it is adopted the plan conforms to all other requirements of Rule 10b5-1 (“Rule 10b5-1”) under the U.S. Securities Exchange Act of 1934 as then in effect. In addition to the above requirements, a Qualified Plan shall be signed and dated by the Insider, and submitted to the Compliance Officer at least two (2) trading days before it is filed with the broker who executes it. The Company shall have the right, at all time, to suspend purchases or sales under a Qualified Plan, for instance in the event that the Company needs to comply with requirements by underwriters for “lock-up” agreements in connection with an underwritten public offering of the Company’s securities. A Qualified Plan cannot be canceled, suspended, expanded or otherwise modified by the Insider who signed it more than once during a fiscal quarter or, if less frequent, no more than as permitted under Rule 10b5-1 as then in effect. Any cancellation, suspension, expansion or other modification of a Qualified Plan by the Insider who established it must: (1) be in writing, signed and dated by such Insider, (2) be submitted to the Compliance Officer within two (2) trading days after the cancellation, suspension, expansion or other modification was reduced to writing, and (3) be made during a Trading Window, and when the Insider who established it has no Nonpublic Material Information about the Company and otherwise in accordance with Rule 10b5-1 as then in effect.